SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1


                     Bally Total Fitness Holding Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  058 73K 10 8
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 9, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 2 of 8
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1    NAME OF REPORTING PERSON
     Liberation Investments L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,271,754
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,271,754

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,271,754

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.74%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 3 of 8
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

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                7     SOLE VOTING POWER
                      0
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           674,446
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      674,446

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       674,446

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.98%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

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
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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 4 of 8
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Liberation Investment Group LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,946,200
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             0

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,946,200

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,946,200
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.73%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 5 of 8
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_]  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      35,000
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER
   OWNED BY           1,946,200
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON      9     SOLE DISPOSITIVE POWER
     WITH             35,000

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      1,946,200

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,981,200

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.83%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

--------------------------------------------------------------------------------

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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 6 of 8
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INTRODUCTION

            This Amendment No. 1 relates to the Schedule 13D filed on behalf of
(i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 8, 2004, relating to shares of common stock, $.01 par value per share, of Bally Total Fitness Holding Corporation (the "Company").

            Items 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4.     Purpose of Transaction.

            After discussions with Mr. Pearlman, as representative of the Reporting Persons, on July 9, 2004, the Company issued a press release announcing that the Company has agreed to redeem its stockholder rights plan and the Company said it reinforced its strong commitment to enhance stockholder value. The Company also announced that the Board will adopt a "poison pill" policy under which any new poison pill will require prior stockholder approval. The Company said the independent directors of the Board may act on their own to reinstate a pill, so long as the Board subsequently submits the pill to a binding stockholder vote by the later of the Company's next annual meeting or 270 days after the pill is adopted.

            In light of this announcement, Liberation Investments, L.P. and Liberation Investments Ltd. (collectively, "Liberation") have agreed to withdraw the stockholder proposals set forth in Liberation's letter to the Company dated May 27, 2004. In addition, Liberation has agreed to terminate its solicitation of proxies for use at the Company's 2004 Annual Meeting and at such meeting plans to vote all Bally Common Stock owned by Liberation for the election of the current nominees for director and will not encourage any person to withhold votes for such nominees.

            The Reporting Persons intend to evaluate, on an ongoing basis, the Company's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets and general economic conditions. In particular, the Reporting Persons intend to monitor and review the Company's redemption of its stockholder rights plan and the Company's policies with respect thereto.

            Subject to the foregoing, the Reporting Persons reserve the right to communicate with, and make proposals to, the Company's board of directors and management regarding their investment in the Company and strategies to maximize shareholder value, contact and consult with other stockholders of the Company concerning the Company and its prospects, formulate other plans and/or make proposals, and take such actions with respect to their investment in the Company as the Reporting Persons may determine to be appropriate.

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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 7 of 8
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            The Reporting Persons may pursue alternatives to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

            The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            Except as set forth above in this Amendment No. 1, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (1) The responses of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D/A that relate to the aggregate number and percentage of Common Stock are incorporated by reference.

Item 7.     Material to be Filed as Exhibits.

Exhibit 5 Letter dated July 9, 2004 from Liberation Investments, L.P. and Liberation Investments Ltd. to Bally Total Fitness Holding Corporation

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CUSIP No. 058 73K 10 8                  SCHEDULE 13D        Page 8 of 8
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            July 12, 2004


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner


By:  /s/ Emanuel R. Pearlman
     ------------------------
     Emanuel R. Pearlman
     General Manager


LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
     ------------------------
     Emanuel R. Pearlman
     Director


LIBERATION INVESTMENT GROUP LLC


By:  /s/ Emanuel R. Pearlman
     ------------------------
     Emanuel R. Pearlman
     General Manager


Emanuel R. Pearlman


 /s/ Emanuel R. Pearlman
 ------------------------